May 14, 2019

Riggs Cheung
Chief Financial Officer
Summit Networks Inc.
Room 710A, 7/F., Ho King Commercial Centre,
2-16 Fa Yuen Street, Mong Kok, Kowloon,
Hong Kong

       Re: Summit Networks Inc.
           Amended Form 10-K for the Fiscal Year Ended July 31, 2018 Filed November 14, 2018
           Filed No: 333-199108

Dear Mr. Cheung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction